Exhibit 12.1

Marathon Petroleum Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Portion of rentals representing interest	$85	$71	$46	$41	$45
Capitalized interest	27	28	101	112	83
Other interest and fixed charges	201	167	90	60	1
Total fixed charges (A)	$313	$266	$237	$213	$129
Earnings-pretax income with applicable adjustments (B)	$4,194	$3,518	$5,423	$3,848	$1,063
Ratio of (B) to (A)	13.4	13.2	22.9	18.1	8.2